UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Special Meeting of shareholders and Management Information Circular with respect to a proposed arrangement involving the Company, and Brigus Gold Corp., and Fortune Bay Corp. (formerly 8724385 Canada Limited)

99.2	Consent of Qualified Person (NI 43-101)_Bruno Turcotte

99.3	Consent of Qualified Person (NI 43-101)_Carl Pelletier

99.4	Consent of Qualified Person (NI 43-101)_Philip Bridson

99.5	Consent of Qualified Person (NI 43-101)_Peter Broad

99.6	Consent of Qualified Person (NI 43-101)_Pierre-Luc Richard

99.7	Consent of Qualified Person (NI 43-101)_Tim Maunula

99.8	Form of Proxy

99.9	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMERO MINING CORP.
(Registrant)

Date: February 3, 2014	By:	/s/ David Blaiklock

David Blaiklock
	Title:	Chief Financial Officer